

August 2, 2010

By U.S. Mail and Facsimile to (626) 817-8828

Dominic Ng
Chief Executive Officer
East West Bancorp, Inc.
135 N. Los Robles Avenue, 7th Floor
Pasadena, California 91101

> **Re:** **East West Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-24939**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Compensation Committee, page 12

1.   In future filings, please revise to disclose more fully the scope of authority of the compensation committee, including the use of Towers Perrin as a consultant. Refer to Item 407(e) of Regulation S-K.

Compensation Discussion and Analysis, page 17

2.   In future filings, please revise this section at length to disclose more fully the company's policies and procedures with respect to the company's executive compensation practices, including the company's objectives with respect to its compensation programs, the specific role of and procedures followed by the

compensation committee, each element of overall compensation, how annual salaries were determined, etc. Refer to Item 402(b) of Regulation S-K.

Executive Compensation, page 20

3.   We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. Please note that the disclosure required under 402(s) relates to compensation practices in general and is not limited to compensation for senior executive officers.

Employment Agreements and Potential Payments upon Termination…, page 28

4.   In future filings, please revise to disclose all the information required under Item 402(j) in the event that participation in the Capital Purchase Program is terminated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698, with any questions.

Sincerely,

Mark Webb
Legal Branch Chief